WITHDRAWAL REQUEST

JOSEPH GUNNAR & CO., LLC

1000 RXR PLAZA

UNIONDALE, NY 11556

February 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Functional Brands Inc.

Registration Statement on Form S-1

File No. 333-284180

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Joseph Gunnar & Co., LLC, as the sole underwriter of the proposed public offering of securities of securities of Functional Brands Inc. (the “Company”) hereby joins the Company’s request in withdrawing its request submitted on February 14, 2025 for acceleration of the effectiveness of the Registration Statement on Form S-1 (File No. 333-284180) (the “Registration Statement”) for Friday, February 14, 2025 at 4:30 p.m., Eastern Time.

Should you have any comments or questions regarding this matter, please contact Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Thank you for your assistance in this matter.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By:	/s/ Peter R. Serra
Name:	Peter R. Serra
Title:	Head of Investment Banking

cc:	M. Ali Panjwani, Esq.

Pryor Cashman LLP